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retail | outdoors | hospitali

Reputable Dog Ranch that offers doggie daycare, boarding and training while you're away!

K-9DIVINE.COM NEWBURG MARYLAND

I have been working for several years to purchase a large piece of land and build a beautiful new facility. We are finally ready to do so, and need funding to help make our dream a reality.

Rachel Anna Jones Owner @ K-9 Divine

Why you may want to support us...

1. $10M revenue since company was founded. Growing 30% Year-Over-Year.
2. We have 2000+ happy and loyal customers; 75% are repeat customers.
3. We bought 88 acres of land. We are excited for better flooring, better heating and cooling, and more space for the dogs and staff!
4. Help us provide the best possible experience for the dogs.
5. We lease a 16-acre property with a 5600 sq ft warehouse and a 3200 sq ft house, both of which are used to house over 100 dogs per day.
6. 35 employees, including certified dog trainers, vet techs, animal shelter workers and volunteers and experienced animal care workers.
7. 4.9 stars from 200+ Google Reviews
8. We have a van service that provides transportation to and from the ranch to DC dogs, which is a great convenience for urban dog owners.

The founder

MAJOR ACCOMPLISHMENTS

Rachel Anna Jones
Owner
Training and caring for dogs for over 15 years. Certified Pet Dog Trainer through the Certification Council for Professional Dog Trainers. Served as the on set trainer for the National Geographic show "My Dog Ate What?"

Why people love us

Rachel started her business with a passion and determination to develop services for dogs that provided quality care, safety and met the individual needs of individual dogs and owners. Over the years, she has mastered knowledge of canine behavior and pharmacology; developed a staff of committed caregivers; created a large and loyal client base; learned about building codes to landscaping as needed for the kind of quality care she provides. The breadth of her knowledge and depth of her commitment to the well-being of canines and their families, only grows. When portions of her fields were dotted with mud holes from rain, she researched the best lawn seed for the type of soil and climate in... read more

Joanne Jones
Parent

I can definitely vouch for Rachel! She has built her business from the ground up and has been dedicated to it for many years! She has moved from a smaller home in D.C. and acquired a larger property and has a booming business. Through patience and persistance she has realized her dream and her dedication to her mission is without question. She is very smart, reliable, and trustworthy!
Patricia Romney Customer

She's an amazing business woman and is passionate about her work. She's very skilled in her work and clients love her.
Lisa Herrick Other Family Member

See more on Buzz

In the news

July 20, 2019 @ k-9divine.com

The Story of K-9 Divine

In 2003, I decided to quit my corporate job and become a dog trainer. For 4 years, I built up a clientele and a reputation in Washington, DC. My clients would frequently ask me if I would take care of their dogs when they went on vacation. So, in 2007, I bought a house in downtown DC and began boarding my clients' dogs.

I hated having to walk dogs on a leash because it didn't seem natural or free. I wanted to find a place where dogs could safely run free, so I rented a farm near Annapolis and bought a van so that I could transport them back and forth from DC. We had one van and 3 employees.

Fast forward to 2019. We currently lease a 16-acre property with a 5600 square foot warehouse and a 3200 square foot house, both of which are used to house over 100 dogs per day. We have 5 vans and 35 employees. But, it is time to expand and to relocate to a property that we own, not lease. I found an old airport for sale on 88 acres of land, and the airplane hangars are a perfect fit for cage free dog boarding. We will finally be able to design things just as we want them, instead of making due with a leased building that we can't change. We are excited for better flooring, better heating and cooling, and more space for the dogs and staff.

Investor Q&A

− COLLAPSE ALL

What does your company do?

We are a cage free dog boarding and daycare facility. Our mission is to provide a safe space for dogs to run free outdoors and live their best lives.

Where will your company be in 5 years?

We would like to be grossing $3 million and expanding to additional locations.

Why did you choose this idea?

I have been working for several years to purchase a large piece of land and build a beautiful new facility. We are finally ready to do so, and need funding to help make our dream a reality.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

It has taken several years to get the necessary permits and close on the property. We are finally ready to start!

What is your proudest accomplishment?

I did not know anything about running a business and did not do any research or preparation when I started. I just jumped in and figured things out along the way. I am finally at a place where I am ready to own a large scale business on a large property.

How far along are you? What's your biggest obstacle?

We are closing on the property and are ready to start construction. We require an additional $400,000 to complete our construction project.

Who are your competitors? Who is the biggest threat?

We don't really have any local competitors. The biggest threat is Rover.com and Wag.com which allows people to book a pet sitter online instead of using a commercial boarding facility.

What do you understand that your competitors don't?

We understand that pet owners and their pets deserve care from people who consider pet care to be a passion, calling and a career, not a side job.

How will you make money?

We have over 1000 happy and loyal customers. We will make money if we can complete construction on our awesome facility without going into additional debt.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Our biggest risks are getting into too much debt to fund our construction and then having debt payment eat up our revenue. In order to suceed, we need to get our new facility open and running in a timely manner without getting into additional debt.

What do you need the most help with?

We have a bank loan to pay for some of our construction costs, but need additional funding to complete it and get open.

What would you do with the money you raise?

We will be able to complete our constructions and add great amenities for the dogs to our new buildings.